Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated September 23, 2005

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_______________

This Report on Form 6-K contains the following:-

1.             Stock Exchange Announcement dated August 1, 2005 entitled ‘Transaction in Own Securities’

2.             Stock Exchange Announcement dated August 1, 2005 entitled ‘Transaction in Own Securities’

3.             Stock Exchange Announcement dated August 3, 2005 entitled ‘Transaction in Own Securities’

4.             Stock Exchange Announcement dated August 3, 2005 entitled ‘Director Sharedealing’

5.             Stock Exchange Announcement dated August 4, 2005 entitled ‘Transactions in Own Securities’

6.             Stock Exchange Announcement dated August 4, 2005 entitled ‘Director Sharedealing’

7.             Stock Exchange Announcement dated August 5, 2005 entitled ‘Vodafone Group Plc (“the Company”)’

8.             Stock Exchange Announcement dated August 5, 2005 entitled ‘Transactions in Own Securities’

9.             Stock Exchange Announcement dated August 8, 2005 entitled ‘Transaction in Own Securities’

10.           Stock Exchange Announcement dated August 9, 2005 entitled ‘Transactions in Own Securities’

11.           Stock Exchange Announcement dated August 9, 2005 entitled ‘Director Sharedealing’

12.           Stock Exchange Announcement dated August 10, 2005 entitled ‘Transactions in Own Securities’

13.           Stock Exchange Announcement dated August 11, 2005 entitled ‘Transaction in Own Securities’

14.           Stock Exchange Announcement dated August 12, 2005 entitled ‘Transactions in Own Securities’

15.           Stock Exchange Announcement dated August 15, 2005 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

16.           Stock Exchange Announcement dated August 15, 2005 entitled ‘Transactions in Own Securities’

17.           Stock Exchange Announcement dated August 17, 2005 entitled ‘Transaction in Own Securities’

18.           Stock Exchange Announcement dated August 18, 2005 entitled ‘Transactions in Own Securities’

19.           Stock Exchange Announcement dated August 19, 2005 entitled ‘Transactions in Own Securities’

20.           Stock Exchange Announcement dated August 19, 2005 entitled ‘Vodafone Group Plc (“the Company”)’

21.           Stock Exchange Announcement dated August 22, 2005 entitled ‘Transaction in Own Securities’

22.           Stock Exchange Announcement dated August 23, 2005 entitled ‘Transactions in Own Securities’

23.           Stock Exchange Announcement dated August 23, 2005 entitled ‘Vodafone Group Plc (“the Company”)’

24.           Stock Exchange Announcement dated August 24, 2005 entitled ‘Transactions in Own Securities’

25.           Stock Exchange Announcement dated August 25, 2005 entitled ‘Transactions in Own Securities’

26.           Stock Exchange Announcement dated August 26, 2005 entitled ‘Transactions in Own Securities’

27.           Stock Exchange Announcement dated August 30, 2005 entitled ‘Transaction in Own Securities’

28.           Stock Exchange Announcement dated August 31 entitled ‘Transactions in Own Securities’

29.           Stock Exchange Announcement dated August 31, 2005 entitled ‘Director’s Sharedealing’

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	29 July 2005

Number of ordinary shares transferred:	3,485,480

Highest transfer price per share:	147.5p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,004,603,093 of its ordinary shares in treasury and has 63,434,750,114 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	1 August 2005

Number of ordinary shares transferred:	2,166,994

Highest transfer price per share:	148p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,002,436,099 of its ordinary shares in treasury and has 63,437,691,687 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Goldman Sachs International.

Ordinary Shares

Date of purchase:	2 August 2005

Number of ordinary shares purchased:	16.5 million

Highest purchase price paid per share:	147.75p

Lowest purchase price paid per share:	145.75p

Volume weighted average price per share:	146.7816p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 1,411,700,000 shares at a cost (including dealing and associated costs) of £1,963,529,179.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	2 August 2005

Number of ordinary shares transferred:	1,634,609

Highest transfer price per share:	146.50p

Lowest transfer price per share:	90p

Following both the above transactions, Vodafone holds 5,017,301,490 of its ordinary shares in treasury and has 63,423,329,553 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Director Sharedealing

Vodafone Group Plc (“the Company”)

In accordance with Disclosure Rule 3.1.4R(i) of the Disclosure Rules sourcebook, I have to inform you that on 2 August 2005, Alan Paul Harper, a person discharging managerial responsibilities of the Company, sold 529,523 ordinary shares of US$0.10 each in the capital of the Company at a price of 146.75p each.  In addition, Mr Harper exercised an unapproved share option over 2,401,719 ordinary shares of US$0.10 each granted to him on 1 August 2002 at an option price of 97p per share and subsequently sold all the shares at a price of 146.75p each.

S R Scott
Company Secretary

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Goldman Sachs International.

Ordinary Shares

Date of purchase:	3 August 2005

Number of ordinary shares purchased:	30.0 million

Highest purchase price paid per share:	147.25p

Lowest purchase price paid per share:	146.25p

Volume weighted average price per share:	146.9042p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 1,441,700,000 shares at a cost (including dealing and associated costs) of £2,007,829,601.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	3 August 2005

Number of ordinary shares transferred:	1,566,792

Highest transfer price per share:	145.75p

Lowest transfer price per share:	90p

Following both the above transactions, Vodafone holds 5,045,734,698 of its ordinary shares in treasury and has 63,397,518,545 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Director Sharedealing

Vodafone Group Plc (“the Company”)

In accordance with Disclosure Rule 3.1.4R(i) of the Disclosure Rules sourcebook, I have to inform you that on 3 August 2005, Paul Michael Donovan, a person discharging managerial responsibilities of the Company, sold 75,000 ordinary shares of US$0.10 each in the capital of the Company at a price of 146.5p each.  On the same date, Mr Donovan also transferred 188,759 shares to his wife, Mrs A F Donovan, the shares subsequently being sold at a price of 146.5p each.  In addition, Mr Donovan exercised an unapproved share option over 428,777 ordinary shares of US$0.10 each granted to him on 1 July 2002 at an option price of 90p per share and all the shares were subsequently sold at a price of 146.5p each.

S R Scott
Company Secretary

Vodafone Group Plc (“the Company”)

The Company’s announcement on 27 July 2005 regrettably misstated the number of ordinary shares in which Mr Andrew Halford, Chief Financial Officer of the Company, has a beneficial interest (309,415) and a potential interest (4,087,472) and the announcement should have read as follows:

“In accordance with Section 329 of the Companies Act 1985 and Disclosure Rule 3.1.4.R (i) of the Disclosure Rules sourcebook, I hereby inform you that Mr Andrew Halford, Chief Financial Officer, who was elected as a Director of the Company at the Annual General Meeting on 26 July 2005, has a beneficial interest in 91,336 ordinary shares of US$0.10 each in the Company and has a further potential interest in 3,978,808 ordinary shares of US$0.10 each in the Company by virtue of his participation in the Company’s various share plans.

Note: There are no matters requiring disclosure in relation to paragraph 9.6.13 of the Listing Rules”.

S R Scott
Company Secretary

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Goldman Sachs International.

Ordinary Shares

Date of purchase:	4 August 2005

Number of ordinary shares purchased:	19.5 million

Highest purchase price paid per share:	145.5p

Lowest purchase price paid per share:	144.5p

Volume weighted average price per share:	144.9808p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 1,461,200,000 shares at a cost (including dealing and associated costs) of £2,036,247,863.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	4 August 2005

Number of ordinary shares transferred:	934,753

Highest transfer price per share:	146.25p

Lowest transfer price per share:	90p

Following both the above transactions, Vodafone holds 5,064,299,945 of its ordinary shares in treasury and has 63,379,592,728 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	5 August 2005

Number of ordinary shares transferred:	905,461

Highest transfer price per share:	145.5 pence

Lowest transfer price per share:	90 pence

Following the above transfer, Vodafone holds 5,063,394,484 of its ordinary shares in treasury and has 63,381,356,291 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London.

Ordinary Shares

Date of purchase:	8 August 2005

Number of ordinary shares purchased:	22 million

Highest purchase price paid per share:	146.75p

Lowest purchase price paid per share:	146p

Volume weighted average price per share:	146.5295p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 1,483,200,000 shares at a cost (including dealing and associated costs) of £2,068,651,984.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	8 August 2005

Number of ordinary shares transferred:	1,498,940

Highest transfer price per share:	144.75p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 5,083,895,544 of its ordinary shares in treasury and has 63,361,391,488 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Director Sharedealing

Vodafone Group Plc (“the Company”)

In accordance with Disclosure Rule 3.1.4R(i) of the Disclosure Rules sourcebook, I have to inform you that the Company was notified on 9 August 2005 that on 29 July 2005, Timothy Marshall Miles, a person discharging managerial responsibilities of the Company, acquired an interest in 2,585 ordinary shares of US$0.10 each in the capital of the Company at a price of $NZ 3.869637 each pursuant to the rules of the Vodafone Pacific Limited New Zealand Employee Deferred Share Plan.

In accordance with Section 329 of the Companies Act 1985 and Disclosure Rule 3.1.4R(1), I have to inform you that the Company was advised on 9 August 2005 by Computershare Investor Services Plc that on 5 August 2005 the following directors and persons discharging managerial responsibilities acquired an interest in the following number of shares of US$0.10 each in the Company, through their participation in the Company’s Dividend Reinvestment Plan, for which each share was valued at 146.45p:

Lord Broers	290
Mr P R Bamford	3,063
Mr A P Harper	5,076

S R Scott
Company Secretary

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London.

Ordinary Shares

Date of purchase:	9 August 2005

Number of ordinary shares purchased:	12 million

Highest purchase price paid per share:	146.25p

Lowest purchase price paid per share:	145.75p

Volume weighted average price per share:	146.0313p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 1,495,200,000 shares at a cost (including dealing and associated costs) of £2,086,266,864.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	9 August 2005

Number of ordinary shares transferred:	918,153

Highest transfer price per share:	145.25p

Lowest transfer price per share:	90p

Following both the above transactions, Vodafone holds 5,094,977,391 of its ordinary shares in treasury and has 63,350,996,310 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	10 August 2005

Number of ordinary shares transferred:	883,774

Highest transfer price per share:	146.25 pence

Lowest transfer price per share:	90 pence

Following the above transfer, Vodafone holds 5,094,093,617 of its ordinary shares in treasury and has 63,351,921,493 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London.

Ordinary Shares

Date of purchase:	11 August 2005

Number of ordinary shares purchased:	20,000,000

Highest purchase price paid per share:	148p

Lowest purchase price paid per share:	146.25p

Volume weighted average price per share:	147.2563p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 1,515,200,000 shares at a cost (including dealing and associated costs) of £2,115,871,272.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	11 August 2005

Number of ordinary shares transferred:	2,065,481

Highest transfer price per share:	146.5p

Lowest transfer price per share:	90p

Following both the above transactions, Vodafone holds 5,112,028,136 of its ordinary shares in treasury and has 63,334,969,405 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985 and Disclosure Rule 3.1.4R(1), I have to inform you that the Company was advised on 12 August 2005 by Mourant ECS Trustees Limited that on 10 August 2005 the following directors and persons discharging managerial responsibility acquired an interest in the following number of shares of US$0.10 each in the Company at the price of 147p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

Peter Richard Bamford*	170
Andrew Nigel Halford*	170
Sir Julian Horn-Smith*	170
Alan Paul Harper	170
Stephen Roy Scott	170
Paul Michael Donovan	170

* Denotes Main Board Director

S R Scott
Company Secretary

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London.

Ordinary Shares

Date of purchase:	12 August 2005

Number of ordinary shares purchased:	15 million

Highest purchase price paid per share:	148p

Lowest purchase price paid per share:	147.25p

Volume weighted average price per share:	147.75p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 1,530,200,000 shares at a cost (including dealing and associated costs) of £2,138,149,018.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	12 August 2005

Number of ordinary shares transferred:	1,098,248

Highest transfer price per share:	147p

Lowest transfer price per share:	90p

Following both the above transactions, Vodafone holds 5,125,929,888 of its ordinary shares in treasury and has 63,321,149,387 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	16 August 2005

Number of ordinary shares transferred:	9,367,385

Highest transfer price per share:	148.75 pence

Lowest transfer price per share:	90 pence

Following the above transfer, Vodafone holds 5,116,562,503 of its ordinary shares in treasury and has 63,333,506,273 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe).

Ordinary Shares

Date of purchase:	17 August 2005

Number of ordinary shares purchased:	19.4 million

Highest purchase price paid per share:	150.75p

Lowest purchase price paid per share:	150.25p

Volume weighted average price per share:	150.4407p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 1,549,600,000 shares at a cost (including dealing and associated costs) of £2,167,486,279.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	17 August 2005

Number of ordinary shares transferred:	1,750,444

Highest transfer price per share:	150.5p

Lowest transfer price per share:	90p

Following both the above transactions, Vodafone holds 5,134,212,059 of its ordinary shares in treasury and has 63,316,601,776 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe).

Ordinary Shares

Date of purchase:	18 August 2005

Number of ordinary shares purchased:	20.5 million

Highest purchase price paid per share:	151.25p

Lowest purchase price paid per share:	150p

Volume weighted average price per share:	150.6524p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 1,570,100,000 shares at a cost (including dealing and associated costs) of £2,198,530,618.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	18 August 2005

Number of ordinary shares transferred:	1,388,140

Highest transfer price per share:	150p

Lowest transfer price per share:	90p

Following both the above transactions, Vodafone holds 5,153,323,919 of its ordinary shares in treasury and has 63,298,146,761 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985 and Disclosure Rule 3.1.4R (i) of the Disclosure Rules sourcebook, I have to inform you that the Company was advised on 19 August 2005 by Mourant and Co. Trustees Limited (“Mourant”) that, following the payment of its final dividend by the Company, on 19 August the following directors and Persons Discharging Managerial Responsibilities (“PDMR”) acquired an interest in the following number of ordinary shares of $US0.10 each in the Company at the price of 146.45p per share through their participation in Incentive Plans operated by Mourant.

Director / PDMR	Vodafone Group Plc 1999	Vodafone Group
	Long Term Stock Incentive Plan	Long Term Incentive Plan

Mr P R Bamford*	7,086
Mr T Geitner*	5,424
Mr A J Halford*		1,411
Sir Julian Horn-Smith*	9,255
Dr J B Clark	3,191
Mr P Donovan		2,075
Mr A P Harper	3,567
Mr J von Kuczkowski	3,118
Mr S R Scott	2,678

*Denotes Main Board Director

S R Scott

Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	19 August 2005

Number of ordinary shares transferred:	1,160,465

Highest transfer price per share:	151 pence

Lowest transfer price per share:	90 pence

Following the above transfer, Vodafone holds 5,152,163,454 of its ordinary shares in treasury and has 63,300,435,313 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe).

Ordinary Shares

Date of purchase:	22 August 2005

Number of ordinary shares purchased:	21.9 million

Highest purchase price paid per share:	155.5p

Lowest purchase price paid per share:	154.75p

Volume weighted average price per share:	155.25p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 1,592,000,000 shares at a cost (including dealing and associated costs) of £2,232,707,167.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	22 August 2005

Number of ordinary shares transferred:	2,809,583

Highest transfer price per share:	151.25p

Lowest transfer price per share:	90p

Following both the above transactions, Vodafone holds 5,171,253,871 of its ordinary shares in treasury and has 63,282,566,816 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985 and Disclosure Rule 3.1.4R(1), I have to inform you that:

1.               the Company was advised on 22 August 2005 by Mourant ECS Trustees Limited that on 9 August 2005 the following directors and persons discharging managerial responsibility acquired an interest in the following number of ordinary shares of US$0.10 each in the Company at the price of 146p per share through reinvestment of dividend income pursuant to the rules of the Vodafone Group Profit Sharing Scheme and Vodafone Share Incentive Plan:

	Vodafone Group Profit Sharing Scheme No. of shares	Vodafone Share Incentive Plan No. of shares

Mr P R Bamford*	415	112

Sir Julian Horn-Smith*	-	116

Mr A N Halford*	-	116

Mr P M Donovan	302	116

Mr A P Harper	-	116

Mr S R Scott	449	116

2.               the Company was advised on 23 August 2005 by NatWest PEP and ISA office that on 12 August 2005 the following directors and persons discharging managerial responsibility, acquired an interest in the following number of ordinary shares of US$0.10 each through their participation in the Company’s Dividend Reinvestment Plan, for which each share was valued at 146p:

No. of shares

Sir Julian Horn-Smith*	58

Mr A P Harper	43

3.               on 23 August 2005, Jürgen von Kuczkowski, a person discharging managerial responsibilities of the Company, exercised an option over 2,091,802 ordinary shares of US$0.10 each granted to him on 1 August 2002 at an option price of 97p per share and all the shares were subsequently sold at a price of 154.25p each.

*            denotes Vodafone Group Plc director.

S R Scott
Company Secretary

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe).

Ordinary Shares

Date of purchase:	23 August 2005

Number of ordinary shares purchased:	25 million

Highest purchase price paid per share:	154.75p

Lowest purchase price paid per share:	154p

Volume weighted average price per share:	154.1750p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 1,617,000,000 shares at a cost (including dealing and associated costs) of £2,271,451,346.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	23 August 2005

Number of ordinary shares transferred:	2,356,883

Highest transfer price per share:	154.75p

Lowest transfer price per share:	90p

Following both the above transactions, Vodafone holds 5,193,896,988 of its ordinary shares in treasury and has 63,263,723,663 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe).

Ordinary Shares

Date of purchase:	24 August 2005

Number of ordinary shares purchased:	25 million

Highest purchase price paid per share:	153.75p

Lowest purchase price paid per share:	152.75p

Volume weighted average price per share:	153.3150p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 1,642,000,000 shares at a cost (including dealing and associated costs) of £2,309,979,406.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	24 August 2005

Number of ordinary shares transferred:	1,052,743

Highest transfer price per share:	155p

Lowest transfer price per share:	90p

Following both the above transactions, Vodafone holds 5,217,844,245 of its ordinary shares in treasury and has 63,242,730,777 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via UBS Limited.

Ordinary Shares

Date of purchase:	25 August 2005

Number of ordinary shares purchased:	22.5 million

Highest purchase price paid per share:	151.75p

Lowest purchase price paid per share:	151.25p

Volume weighted average price per share:	151.4370p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 1,664,500,000 shares at a cost (including dealing and associated costs) of £2,344,229,914.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	25 August 2005

Number of ordinary shares transferred:	918,203

Highest transfer price per share:	154.25p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 5,239,426,042 of its ordinary shares in treasury and has 63,221,904,011 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	26 August 2005

Number of ordinary shares transferred:	912,074

Highest transfer price per share:	153 pence

Lowest transfer price per share:	90 pence

Following the above transfer, Vodafone holds 5,238,513,968 of its ordinary shares in treasury and has 63,222,957,675 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via UBS Limited.

Ordinary Shares

Date of purchase:	30 August 2005

Number of ordinary shares purchased:	16.0 million

Highest purchase price paid per share:	151.5p

Lowest purchase price paid per share:	150.75p

Volume weighted average price per share:	151.0622p

Vodafone intends to hold the purchased shares in treasury.

Since 1 April 2005, Vodafone has purchased 1,680,500,000 shares at a cost (including dealing and associated costs) of £2,368,525,550.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.10 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	30 August 2005

Number of ordinary shares transferred:	681,277

Highest transfer price per share:	151.25p

Lowest transfer price per share:	90p

Following both the above transactions, Vodafone holds 5,253,832,691 of its ordinary shares in treasury and has 63,207,878,015 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Director’s Sharedealing

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985 and Disclosure Rule 3.1.4R(1), I have to inform you that on 31 August 2005, Sir Julian Horn-Smith, a director of the Company, sold 1,155,164 ordinary shares of US$0.10 each in the capital of the Company at a price of 151.75p each.

At the end of the Company’s last financial year (31 March 2005) Sir Julian had a beneficial interest in 1,818,257 ordinary shares in the capital of the Company.  As a result of the above transaction Sir Julian now has an interest in 2,088,270 ordinary shares, excluding his interest in unexercised share options and incentive shares.

S R Scott
Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: September 23, 2005	By: /s/ S R SCOTT
Name: Stephen R. Scott
Title: Company Secretary